SulphCo, Inc.
850 Spice Islands Drive
Sparks, NV 89431

June 20, 2006

Via Edgar

U.S. Securities and Exchange Commission
100 F Street, N.E
Washington, D.C. 20549
Attention: Pamela A. Long, Assistant Director

Re:	SulphCo, Inc. Amendment No. 1 to Registration Statement on Form S-3 (SEC File No. 333-133771)

Dear Ms. Long:

Please refer to the above-referenced Amendment No. 1 which was filed by SulphCo, Inc. (the “Registrant”) with the SEC on June 8, 2006.

Pursuant to Rule 461 of Regulation C the Registrant hereby requests the acceleration of Amendment No. 1 to 5:00 p.m, E.D.T, Friday, June 23, 2006, or as soon thereafter as is practicable.

This will acknowledge that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
2.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

3.	The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and
4.
The Registrant has been advised by the staff that the Division of Enforcement has access to all information provided by the Registrant to the staff of the Division of Corporation Finance in connection with your review of our filing or in response to your comments on our filing.

U.S. Securities and Exchange Commission
June 20, 2006

This will further confirm that the Registrant is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-referenced registration statement.

Very truly yours,

SULPHCO, INC. (the “Registrant”)

By:/s/ Loren J. Kalmen
Chief Financial Officer